Exhibit 99.1

Tarena Announces Receipt of Extended Stay from Nasdaq

Tarena’s securities will continue to trade on Nasdaq pending ultimate conclusion of hearing process

BEIJING, November 20, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”) announced today that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for an extended stay of any suspension of trading pending the ultimate conclusion of the Nasdaq hearing process.

On November 15, 2019, the Company timely requested a hearing before the Panel, at which hearing the Company will present its plan to evidence compliance with the Nasdaq filing requirement and an extension within which to do so. In accordance with the Nasdaq Listing Rules, the Company’s hearing request automatically stayed any suspension action by Nasdaq for 15 calendar days, or until November 20, 2019; however, the Company also requested a further extension of the stay beyond the 15-day period, which was granted by the Panel and will enable continued trading of the Company’s American Depositary Shares on Nasdaq at least pending the ultimate conclusion of the hearing process.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainty surrounding management’s ongoing evaluation of any potential restatements to any of the Company’s previously filed financial statements, the types of errors and adjustments that may be required in any such restatement, the extent of any material weaknesses or significant deficiencies in the Company’s internal and disclosure controls, how promptly and thoroughly the recommendations of the Audit Committee can be implemented, potential legal or regulatory action related to the matters under Investigation, and adverse decisions by the SEC or Nasdaq. In addition, the Company faces other risks and uncertainties that could affect its ability to complete the restatement of its financial statements, to file its periodic reports, and to regain compliance with the Nasdaq listing requirements. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang,

Investor Relations Director,

Tarena International, Inc.,

Email: ir@tedu.cn